Exhibit 1

For Immediate Release

BioLineRx Announces Acceptance of BL-8040 Abstracts for
Oral and Poster Presentations at 58th American Society of
Hematology (ASH) Annual Meeting

Tel Aviv, Israel – October 5, 2016 – BioLineRx Ltd. (NASDAQ/TASE: BLRX), a clinical-stage biopharmaceutical company dedicated to identifying, in-licensing and developing promising therapeutic candidates, announced today that data on BL-8040, the Company’s leading oncology platform, have been accepted for presentations at the 58th American Society of Hematology (ASH) Annual Meeting and Exhibition in San Diego, California, taking place December 3-6, 2016.

Information on the BL-8040 abstracts presented at ASH is included below:

•	(Abstract #767) Oral Presentation: The High Affinity CXCR4 Inhibitor, BL-8040, Induces Apoptosis of AML Blasts and their Terminal Differentiation by Blocking AKT/ERK Survival Signals and Downregulating BCL-2, MCL-1 and Cyclin-D1 through Regulation of Mir-15a/16-1 Expression; Monday, December 5, 2016, 11:30 am PST; Marriott Marquis San Diego Marina Hotel, San Diego, Ballroom AB

•	(Abstract #2745) Poster Presentation: The Selective Anti-Leukemic Effect of BL-8040, a Peptidic CXCR4 Antagonist, is Mediated by Induction of Leukemic Blast Mobilization, Differentiation and Apoptosis: Results of Correlative Studies from a Ph2a Trial in Acute Myeloid Leukemia; Sunday, December 4, 2016, 6:00-8:00 pm PST; San Diego Convention Center, Hall GH.

About BL-8040
BL-8040 is a short peptide for the treatment of acute myeloid leukemia, solid tumors, and certain hematological indications. It functions as a high-affinity antagonist for CXCR4, a chemokine receptor that is directly involved in tumor progression, angiogenesis, metastasis and cell survival. CXCR4 is over-expressed in more than 70% of human cancers and its expression often correlates with disease severity. In a number of clinical and pre-clinical studies, BL-8040 has shown robust mobilization of cancer cells from the bone marrow, thereby sensitizing these cells to chemo- and bio-based anti-cancer therapy, as well as a direct anti-cancer effect by inducing apoptosis. In addition, BL-8040 has also demonstrated robust stem-cell mobilization, including the mobilization of colony-forming cells, and T, B and NK cells. BL-8040 was licensed by BioLineRx from Biokine Therapeutics and was previously developed under the name BKT-140.

About BioLineRx
BioLineRx is a clinical-stage biopharmaceutical company dedicated to identifying, in-licensing and developing promising therapeutic candidates. The Company in-licenses novel compounds, primarily from academic institutions and biotech companies based in Israel, develops them through pre-clinical and/or clinical stages, and then partners with pharmaceutical companies for advanced clinical development and/or commercialization.

BioLineRx’s leading therapeutic candidates are: BL-8040, a cancer therapy platform, which has successfully completed a Phase 2a study for relapsed/refractory AML, is in the midst of a Phase 2b study as an AML consolidation treatment, and has recently initiated a Phase 2 study in stem cell mobilization for allogeneic transplantation; and BL-7010 for celiac disease and gluten sensitivity, which has successfully completed a Phase 1/2 study. In addition, BioLineRx has a strategic collaboration with Novartis for the co-development of selected Israeli-sourced novel drug candidates; a collaboration agreement with MSD (known as Merck in the US and Canada) to run a Phase 2a study in pancreatic cancer using the combination of BL-8040 and Merck’s KEYTRUDA®; and has recently signed a collaboration agreement with Genentech, a member of the Roche Group, to investigate the combination of BL-8040 and Genentech’s Atezolizumab in several Phase 1b studies for multiple solid tumor indications and AML.

For additional information on BioLineRx, please visit the Company’s website at www.biolinerx.com, where you can review the Company’s SEC filings, press releases, announcements and events. BioLineRx industry updates are also regularly updated on Facebook, Twitter, and LinkedIn.

Various statements in this release concerning BioLineRx's future expectations constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as "may," "expects," "anticipates," "believes," and "intends," and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are more fully discussed in the "Risk Factors" section of BioLineRx's most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 10, 2016. In addition, any forward-looking statements represent BioLineRx's views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contacts:
PCG Advisory
Vivian Cervantes
Investor Relations
212-554-5482
vivian@pcgadvisory.com

or

Tsipi Haitovsky
Public Relations
+972-52-989892
tsipihai5@gmail.com